UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Atlantica Reports Third Quarter 2023 Financial Results

•	Revenue and Adjusted EBITDA for the first nine months of 2023 remained stable at $858.6 million and $627.3, respectively, compared to $858.4 million and $630.6 million in the nine months of 2022.

•	Net profit for the first nine months of 2023 attributable to the Company was $46.1 million, compared with a net loss of $9.5 million in the first nine months of 2022.

•	Cash available for distribution (“CAFD”) in the first nine months of 2023 was $184.2 million, an increase of 0.6% on a comparable basis[1] (2.9% growth year-over-year).

•	Quarterly dividend of $0.445 per share approved by the Board of Directors.

•	Strategic Review ongoing.

November 8, 2023 – Atlantica Sustainable Infrastructure plc (NASDAQ: AY) (“Atlantica” or the “Company”) today reported its financial results for the first nine months of 2023. Revenue and Adjusted EBITDA for the first nine months of 2023 remained stable at $858.6 million and $627.3 million respectively compared to $858.4 million and $630.6 million respectively for the nine-month period ended September 30, 2022. CAFD was $184.2 million, a 0.6% rise on a comparable basis compared with $179.0 million in the first nine months of 2022 excluding $4.1 million from the sale of part of our equity interest in our development company in Colombia to a partner in the first quarter of 2023. Year-over-year, CAFD increased 2.9% in the first nine months of 2023 compared to the same period of the previous year. CAFD per share2 was $1.59, representing a 1.1% decrease compared to the same period of the previous year without the effect of the sale previously described and a 1.2% increase year-over-year.

1  Compared to the first nine months of 2022, excluding $4.1 million from the sale of part of our equity interest in our development company in Colombia to a partner in the first quarter of 2023.
2 CAFD per share is calculated by dividing CAFD for the period by the weighted average number of shares for the period.

Highlights

(in thousands of U.S. dollars)	For the nine-month period ended September 30,
	2023	2022
Revenue	$858,583	$858,405
Profit/(loss) for the period attributable to the Company	46,050	(9,473)
Adjusted EBITDA	627,281	630,641
Net cash provided by operating activities	333,822	515,726
CAFD	184,163	179,010

Key Performance Indicators

	For the nine-month period ended September 30,
	2023	2022
Renewable energy
MW in operation[3]	2,161	2,121
GWh produced[4]	4,383	4,155
Efficient natural gas & heat
MW in operation[5]	398	398
GWh produced[6]	1,892	1,898
Availability (%)	98.8%	100.4%
Transmission lines
Miles in operation	1,229	1,229
Availability (%)	99.9%	99.9%
Water
M ft3 in operation[4]	17.5	17.5
Availability (%)	101.2%	102.6%

3 Represents total installed capacity in assets owned or consolidated for the nine-month periods ended September 30, 2023 and 2022, respectively, regardless of our percentage of ownership in each of the assets except for Vento II for which we have included our 49% interest.
4 Includes 49% of Vento II wind portfolio production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
5 Includes 43 MW corresponding to our 30% share in Monterrey and 55MWt corresponding to thermal capacity from Calgary District Heating.
6 GWh produced includes 30% share of the production from Monterrey.

Segment Results

(in thousands of U.S. dollars)	For the nine-month period ended September 30,
	2023	2022
Revenue by geography
North America	$338,745	$323,693
South America	140,269	122,549
EMEA	379,569	412,163
Total Revenue	$858,583	$858,405

Adjusted EBITDA by geography
North America	$260,684	$258,161
South America	112,050	95,080
EMEA	254,548	277,400
Total Adjusted EBITDA	$627,281	$630,641

(in thousands of U.S. dollars)	For the nine-month period ended September 30,
	2023	2022
Revenue by business sector
Renewable energy	$640,117	$652,757
Efficient natural gas & heat	84,974	81,944
Transmission lines	91,825	83,278
Water	41,667	40,424
Total Revenue	$858,583	$858,405

Adjusted EBITDA by business sector
Renewable energy	$460,442	$469,851
Efficient natural gas & heat	66,526	66,808
Transmission lines	73,256	66,226
Water	27,057	27,756
Total Adjusted EBITDA	$627,281	$630,641

Production in the renewable energy portfolio increased by 5.5% for the first nine months of 2023 compared with the first nine months of 2022 mainly due to the increase in production in our solar assets in Spain, where solar radiation was higher, and to the contribution from the recently consolidated assets and those that have entered into operation recently. Production also increased in our U.S. solar assets mainly due to higher availability of Solana. On the other hand, production in our wind assets in the U.S. decreased due to lower wind resource in the first nine months of 2023. Production also decreased in Kaxu due to a scheduled major turbine overhaul which took longer than expected and a subsequent unscheduled outage. We expect a portion of the damage and losses from the business interruption to be covered by our insurance.

In our efficient natural gas and heat segment availability decreased mostly due to a scheduled major overhaul, which did not impact revenue. In our transmission lines and water segments, where revenue is based on availability, we maintained very high availability levels.

Dividend

On November 8, 2023, the Board of Directors of Atlantica approved a dividend of $0.445 per share. This dividend is expected to be paid on December 15, 2023 to shareholders of record as of November 30, 2023.

Two PPAs Signed with an Investment Grade Utility

In October 2023, Atlantica entered into two 15-year PPAs with an investment grade utility for Coso Batteries 1 and Coso Batteries 2. Each of the contracts is a tolling agreement under which the assets will receive fixed monthly payments adjusted by the financial settlement of CAISO’s Day-Ahead market.

Coso Batteries 2 is our second battery storage project co-located with our geothermal asset in California. It is a standalone battery storage project of 80 MWh (4 hours) capacity which is currently under advanced development. Our investment is expected to be in the range of $35 to $45 million, with COD expected in 2025. We expect the asset to benefit from synergies with Coso Batteries 1 and the geothermal plant.

Flexible Investment Plan

Atlantica is proactively managing its investments. The Company has committed or earmarked between $100 and $120 million for the year 2023. For the year 2024, Atlantica has already committed or earmarked investments between $150 and $180 million in development and construction.

Additionally, our partner in Monterrey initiated a process to sell its 70% stake in the asset. Such process is well advanced and, as part of it, we intend to sell our interest as well under the same terms. The net proceeds to Atlantica are expected to be in the range of $46 to $53 million, after tax. The transaction is subject to certain conditions precedent and final transaction closing.

Liquidity and Debt

As of September 30, 2023, cash at Atlantica’s corporate level was $48.0 million, compared with $60.8 million as of December 31, 2022. Additionally, as of September 30, 2023, the Company had $393.1 million available under its Revolving Credit Facility and therefore a total corporate liquidity of $441.1 million, compared with $445.9 million as of December 31, 2022.

As of September 30, 2023, net project debt7 was $3.9 billion, which remained stable compared with $4.0 billion as of December 31, 2022, while net corporate debt8 was $998.6 million, compared with $956.4 million as of December 31, 2022. As of September 30, 2023, the net corporate debt / CAFD before corporate debt service ratio9 was 3.4x.

Prudent Financing Strategy

Atlantica has always maintained a prudent financing strategy. Project debt financing continues to be a key principle for the Company. As of September 30, 2023 more than 80% of Atlantica’s consolidated debt was non-recourse self-amortizing project debt in ring-fenced subsidiaries.

7  Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.
8  Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.
9  Net corporate debt / CAFD before corporate debt service ratio is calculated as net corporate debt divided by midpoint 2023 CAFD guidance before corporate debt service. CAFD before corporate debt service is calculated as CAFD plus corporate debt interest paid by Atlantica. If the ratio was calculated using last twelve months CAFD before corporate debt service instead of midpoint 2023 CAFD guidance before corporate debt service, the ratio would be 3.5x.

•	Project debt is fully repaid progressively before the end of the PPA or the regulatory period[10].
•	Atlantica does not have complex financing structures. The Company has no partnerships where the partner has preferred distribution rights.
•	BB+ Rating by S&P and Fitch.

In addition, Atlantica has a limited exposure to interest rate risk:

•	As of September 30, 2023, 96% of the Company’s corporate debt and 92% of its project debt has either fixed rates or is hedged.
•	Project debt has fixed rates or is hedged for the life of the project finance.
•	The first sizeable corporate debt maturity is in 2025 for $113 million, excluding $40 million which correspond to the RCF.

2023 Guidance

Atlantica continues to expect closing the year 2023 with CAFD in the lower end of the guidance provided in March 2023, which is between $235 million and $260 million.

The Company expects to achieve an Adjusted EBITDA modestly below the low end of its guidance, which was $790  million, mainly due to the outage at Kaxu, where Atlantica owns a 51% equity stake, and other factors including lower wind resource in the US.

Details of the Results Presentation Conference

Atlantica’s CEO, Santiago Seage and CFO, Francisco Martinez-Davis, will hold a conference call and a webcast on Wednesday, November 8, 2023, at 8:00 am (New York time).

In order to access the conference call participants should dial: +1-646-664-1960 (US), +44 (0) 20-3936-2999 (UK) or +1-613-699-6539 (Canada), followed by the confirmation code 083110. Atlantica advises participants to access the conference call at least 15 minutes in advance.

The senior management team will also hold meetings with investors on November 12 to 14 at the EEI Financial Conference in Arizona, on November 30 at the BofA Securities 2023 Renewables Conference in New York, on December 6 at the Morgan Stanley Clean Tech Symposium in New York, and on December 7 at the Wells Fargo Annual Midstream and Utilities Symposium in New York.

10Project debt is fully repaid progressively before the end of PPA or the regulation period. 2 tranches of project debt representing approximately 5% of the total as of September 2023 have mini-perm structures with maturities in 2027 and 2028.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “should” or “will” or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled “Item 3.D—Risk Factors” and the description of our segments and business sectors in the section entitled “Item 4.B. Information on the Company—Business Overview,” each in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: our financing strategy; our investment plan, including our committed or earmarked investments for 2023 and 2024; cash available for distribution (“CAFD”) estimates; Net corporate debt / CAFD before corporate debt service based on CAFD estimates; the use of non-GAAP measures as a useful predicting tool for investors; our plans to sell certain assets and the expected closing; coverage of certain damages and losses by our insurance; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC.

The 2023 CAFD and 2023 Adjusted EBITDA referred to in section “2023 Guidance” are estimates as of November 7, 2023. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published its third quarter 2023 Financial Results. Atlantica disclaims any current intention to update such guidance, except as required by law.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures, including Adjusted EBITDA, CAFD and CAFD per share. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this press release for a reconciliation of the non-GAAP financial measures included in this press release to the most directly comparable financial measures prepared in accordance with IFRS. Also, please refer to the following paragraphs in this section for an explanation of the reasons why management believes the use of non-GAAP financial measures (including CAFD, CAFD per share and Adjusted EBITDA) in this press release provides useful information to investors.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

•	they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD and CAFD per share do not reflect any cash requirements that would be required for such replacements;

•	some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and

•	the fact that other companies in our industry may calculate Adjusted EBITDA, CAFD and CAFD per share differently than we do, which limits their usefulness as comparative measures.

We define Adjusted EBITDA as profit/(loss) for the period attributable to the Company, after previously adding back loss/(profit) attributable to non-controlling interest, income tax, financial expense (net), depreciation, amortization and impairment charges of entities included in the consolidated financial statements and including depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership). CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses. CAFD per share is calculated as CAFD divided by the weighted average number of outstanding ordinary shares of the Company during the period (116,149,149 for the nine-months ended on September 30, 2023, and 114,236,482 for September 30, 2022).

Our management believes Adjusted EBITDA, CAFD and CAFD per share are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

Our management believes CAFD and CAFD per share are relevant supplemental measurements of the Company’s ability to earn and distribute cash returns to investors and are useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD and CAFD per share are used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA, CAFD and CAFD per share are widely used by other companies in the same industry.

Our management uses Adjusted EBITDA, CAFD and CAFD per share as measures of operating performance to assist in comparing performance from period to period on a consistent basis moving forward. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Information presented as the pro-rata share of our unconsolidated affiliates reflects our proportionate ownership of each asset in our property portfolio that we do not consolidate and has been calculated by multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership thereto. Note 7 to our consolidated financial statements as of and for the nine-month period ended September 30, 2023 includes a description of our unconsolidated affiliates and our pro rata share thereof. We do not control the unconsolidated affiliates. Multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership may not accurately represent the legal and economic implications of holding a non-controlling interest in an unconsolidated affiliate. We include pro-rata share of depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates because we believe it assists investors in estimating the effect of such items in the profit/(loss) of associates carried under the equity method (which is included in the calculation of our Adjusted EBITDA) based on our economic interest in such unconsolidated affiliates. Each unconsolidated affiliate may report a specific line item in its financial statements in a different manner. In addition, other companies in our industry may calculate their proportionate interest in unconsolidated affiliates differently than we do, limiting the usefulness of such information as a comparative measure. Because of these limitations, the information presented as the pro-rata share of our unconsolidated affiliates should not be considered in isolation or as a substitute for our or such unconsolidated affiliates’ financial statements as reported under applicable accounting principles.

Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2023	2022	2023	2022
Revenue	$303,964	$303,121	$858,583	$858,405
Other operating income	16,923	18,824	57,402	54,860
Employee benefit expenses	(26,516)	(18,655)	(76,051)	(58,766)
Depreciation, amortization, and impairment charges	(103,384)	(156,250)	(310,502)	(374,059)
Other operating expenses	(76,643)	(82,339)	(237,930)	(261,435)
Operating profit	$114,344	$64,701	291,502	$219,005
Financial income	6,824	2,735	17,414	5,934
Financial expense	(80,138)	(79,025)	(243,083)	(243,208)
Net exchange differences	(155)	6,500	(244)	13,837
Other financial income/(expense), net	(5,068)	676	(12,011)	(1,456)
Financial expense, net	$(78,537)	$(69,114)	(237,924)	$(224,893)
Share of profit of entities carried under the equity method	(3,947)	2,345	6,905	20,668
Profit/ (loss) before income tax	$31,860	$(2,068)	60,483	$14,780
Income tax	(13,755)	(6,925)	(11,587)	(12,975)
Profit/ (loss) for the period	$18,105	$(8,993)	48,896	$1,805
(Profit) attributable to non-controlling interests	3,284	(4,550)	(2,846)	(11,278)
Profit/ (loss) for the period attributable to the Company	$21,389	$(13,543)	46,050	$(9,473)
Weighted average number of ordinary shares outstanding (thousands)	116,154	115,604	116,149	114,236
Weighted average number of ordinary shares diluted (thousands)	119,719	119,769	119,714	118,402
Basic earnings per share (U.S. dollar per share)	$0.18	(0.12)	$0.40	$(0.08)
Diluted earnings per share (U.S. dollar per share)	$0.18	(0.13)	$0.40	$(0.09)

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of September 30, 2023	As of December 31, 2022
Non-current assets
Contracted concessional assets, PP&E and other intangible assets	$7,185,415	$7,483,259
Investments carried under the equity method	243,898	260,031
Other financial assets	197,402	176,237
Deferred tax assets	151,873	149,656
Total non-current assets	$7,778,588	$8,069,183
Current assets
Inventories	$27,705	$34,511
Trade and other receivables	287,202	200,334
Other financial assets	173,532	195,893
Cash and cash equivalents	594,616	600,990
Total current assets	$1,083,055	$1,031,728
Total assets	$8,861,643	$9,100,911
Equity and liabilities
Share capital	$11,616	$11,606
Share premium	736,594	986,594
Capital reserves	909,911	814,951
Other reserves	357,482	345,567
Accumulated currency translation differences	(156,807)	(161,307)
Accumulated deficit	(349,552)	(397,540)
Non-controlling interest	183,569	189,176
Total equity	$1,692,813	$1,789,047
Non-current liabilities
Long-term corporate debt	1,005,925	$1,000,503
Long-term project debt	4,012,592	4,226,518
Grants and other liabilities	1,236,850	1,252,513
Derivative liabilities	6,454	16,847
Deferred tax liabilities	287,960	296,481
Total non-current liabilities	$6,549,781	$6,792,862
Current liabilities
Short-term corporate debt	$40,683	$16,697
Short-term project debt	399,472	326,534
Trade payables and other current liabilities	136,536	140,230
Income and other tax payables	42,358	35,541
Total current liabilities	$619,049	$519,002
Total equity and liabilities	$8,861,643	$9,100,911

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2023	2022	2023	2022
Profit/ (loss) for the period	$18,105	$(8,993)	$48,896	$1,805
Financial expense and non-monetary adjustments	207,918	243,374	560,976	628,279
Profit for the period adjusted by financial expense and non-monetary adjustments	$226,023	$234,381	$609,872	$630,084
Changes in working capital	(9,812)	50,094	(116,146)	47,778
Net interest and income tax paid	(21,059)	(32,885)	(159,904)	(162,136)
Net cash provided by operating activities	$195,152	$251,590	$333,822	$515,726
Acquisitions of subsidiaries and entities under the equity method	(2,486)	(3,581)	(17,680)	(45,553)
Investments in operating concessional assets	(5,067)	(17,602)	(24,738)	(27,890)
Investments in assets under development or construction	(19,800)	(8,330)	(33,561)	(30,406)
Distributions from entities under the equity method	13,416	12,411	28,880	56,202
Other non-current assets/liabilities	5,698	(233)	22,533	(419)

Net cash used in investing activities	$(8,239)	$(17,335)	$(24,566)	$(48,066)

Net cash used in financing activities	$(74,460)	$(95,719)	$(309,948)	$(263,118)

Net increase/(decrease) in cash and cash equivalents	$112,453	$138,536	$(692)	$204,542
Cash and cash equivalents at beginning of the period	486,844	668,247	600,990	622,689
Translation differences in cash or cash equivalent	(4,681)	(25,208)	(5,682)	(45,656)
Cash and cash equivalents at end of the period	$594,616	$781,575	$594,616	$781,575

Reconciliation of Adjusted EBITDA to Net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2023	2022	2023	2022
Net cash provided by operating activities	$195,152	$251,590	$333,822	$515,726
Net interest and income tax paid	21,059	32,885	159,904	162,136
Changes in working capital	9,812	(50,094)	116,146	(47,778)
Non-monetary items and other	(8,295)	(13,432)	(7,868)	(37,020)
Atlantica’s pro-rata share of Adjusted EBITDA from unconsolidated affiliates	5,726	7,387	25,277	37,577
Adjusted EBITDA	$223,454	$228,336	$627,281	$630,641

Reconciliation of CAFD to CAFD per share

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2023	2022	2023	2022
CAFD (in thousands of U.S. dollars)	$59,589	$61,662	$184,163	$179,010
Weighted average number of shares (basic) for the period (in thousands)	116,154	115,604	116,149	114,236
CAFD per share (in U.S. dollars)	$0.5130	$0.5334	$1.5856	$1.5670

Reconciliation of Cash Available For Distribution and Adjusted EBITDA to Profit for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2023	2022	2023	2022
Profit/ (loss) for the period attributable to the Company	$21,389	$(13,543)	$46,050	$(9,473)
Profit/ (loss) attributable to non-controlling interest	(3,284)	4,550	2,846	11,278
Income tax	13,755	6,925	11,587	12,975
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)	9,673	5,040	18,372	16,909
Financial expense, net	78,537	69,114	237,924	224,893
Depreciation, amortization, and impairment charges	103,384	156,250	310,502	374,059
Adjusted EBITDA	$223,454	$228,336	$627,281	$630,641
Atlantica’s pro-rata share of Adjusted EBITDA from unconsolidated affiliates	(5,726)	(7,387)	(25,277)	(37,577)
Non-monetary items	9,973	10,839	8,238	32,192
Accounting provision for electricity market prices in Spain	9,503	10,507	3,890	28,233
Difference between billings and revenue in assets accounted for as concessional financial assets	15,099	14,978	48,235	48,197
Income from cash grants in the US	(14,629)	(14,645)	(43,887)	(44,238)
Maintenance Capex	(5,067)	(7,283)	(24,738)	(13,742)
Dividends from equity method investments	13,416	12,411	28,880	56,202
Net interest and income tax paid	(21,059)	(32,885)	(159,904)	(162,136)
Changes in other assets and liabilities	(11,516)	52,186	(112,791)	53,012
Deposits into/ withdrawals from restricted accounts[11]	(8,813)	(20,503)	12,425	(679)
Change in non-restricted cash at project level[11]	(98,297)	(135,718)	18,477	(187,334)
Dividends paid to non-controlling interests	(8,568)	(10,421)	(25,759)	(26,442)
Debt principal repayments	(28,208)	(27,912)	(162,669)	(165,128)
Cash Available For Distribution	$59,589	$61,662	$184,163	$179,010

11 “Deposits into/ withdrawals from restricted accounts” and “Change in non-restricted cash at project level” are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period.

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, storage, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlantica.com	E ir@atlantica.com
T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: November 8, 2023	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer